Exhibit 99.1

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	16 July 2013

SIMS METAL MANAGEMENT ANNOUNCES THE SALE

OF ITS U.S. BASED AEROSPACE METALS BUSINESS

Sims Metal Management Limited (“Company”) announces the sale of its interest in Metal Management Aerospace, Inc (“Aerospace”), to ELG Utica Alloys. Aerospace, based in Hartford, Connecticut, specializes in the recycling of titanium alloys and high temperature metals. Aerospace was a subsidiary of the Company’s North America Metals business, and was determined to be non-core due to the unique aspects of its processing capabilities and associated commodities.

The sale terms have not been disclosed and are not considered material to the Company. A pre-tax loss of circa $9 million is expected to be recognized by the Company in relation to the transaction.

The Company will release its full year Fiscal 2013 results to the market on 23 August 2013.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F/A, which we filed with the SEC on 18 March 2013.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,600 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 88% of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2012. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Investor and media inquiries contact

Todd Scott

Group Vice President – Investor Relations

Tel: +61 4 0960 0352

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